Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Predecessor				Company
			October 1,
	Year Ended		2006-		April 27-
	September 30,		April 26,		December 31,		Year Ended December 31,
	2006		2007		2007		2008		2009		2010
	(Unaudited)		(Unaudited)		(Audited)		(Audited)		(Audited)		(Audited)
	($ in thousands)
EARNINGS
Income (loss) from continuing operations before income taxes and cumulative effect of change in accounting principle	$10,209		$(4,021)		$(45,626)		$(87,163)		$(21,796)		$(20,432)
Plus: fixed charges (below)	22,983		14,424		59,495		71,732		68,515		67,162
Less: interest capitalized	(481)		(1,374)		(1,797)		(352)		—		—

Earnings for Ratio	$32,711		$9,029		$12,072		$(15,783)		$46,719		$46,730

FIXED CHARGES
Interest, including amortization of capitalized financing costs and original issue discounts	22,502		13,050		57,698		71,380		68,515		67,162
Interest, capitalized	481		1,374		1,797		352		—		—

Fixed charges	22,983		14,424		59,495		71,732		68,515		67,162
Surplus (deficiency) of earnings to fixed charges	$9,728		$(5,395)		$(47,423)		$(87,515)		$(21,796)		$(20,432)

Ratio of earnings to fixed charges	1.4	x	0.6	x	0.2	x	(0.2	)x	0.7	x	0.7	x